UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

UNIVERSAL LOGISTICS HOLDINGS, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, no par value
(Title of Class of Securities)

91388P105
(CUSIP Number of Class of Securities)

Jeffrey A. Rogers
Chief Executive Officer
Universal Logistics Holdings, Inc.
12755 E. Nine Mile Road
Warren, Michigan 48089
(586) 920-0100
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)
Copy to:
Courtney C. Crouch, III, Esq.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.
425 West Capitol, Ste. 1800
Little Rock, Arkansas 72201
Telephone: (501) 688-8822
Facsimile: (501) 918-7822
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$14,400,000	$1,746
*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 600,000 shares of common stock at the maximum tender offer price of  $24.00 per share.

**
The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $121.20 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $873	Filing Party: Universal Logistics Holdings, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: August 5, 2019
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO
Universal Logistics Holdings, Inc., a Michigan corporation (“Universal” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 5, 2019 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 2 and Amendment No. 1 filed on August 9, 2019, relates to the Company’s offer to purchase for cash up to 600,000 shares of its common stock, no par value, at a price not greater than $24.00 nor less than $21.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the original Offer to Purchase, dated August 5, 2019 and previously filed as Exhibit (a)(1)(A) to the Schedule TO (the “Original Offer to Purchase”), as amended and supplemented by the supplement to the Offer to Purchase, dated August 27, 2019 and filed herewith as Exhibit (a)(1)(G) (the “Supplement to the Offer to Purchase” and, together with the Original Offer to Purchase, as may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the Letter of Transmittal previously filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal”), which, as amended and supplemented from time to time, together constitute the “Offer.”
Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 2, remains unchanged and is incorporated by reference herein to the items in this Amendment No. 2. This Amendment No. 2 should be read in conjunction with the Schedule TO, as previously amended, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time.
Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase.
Items 1 through 11.
Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the information set forth in the Supplement to the Offer to Purchase, dated August 27, 2019 and filed herewith as Exhibit (a)(1)(G), which is incorporated by reference herein.
On August 27, 2019, the Company issued a press release announcing an increase of the Offer from 300,000 to 600,000 shares of common stock and an extension of the Offer to 5:00 p.m., Eastern Time, on September 13, 2019, and disclosing that the Moroun Family may tender up to a total of 600,000 shares that they beneficially own in the Offer. The press release also clarified that the Company’s shareholders of record on September 2, 2019 will be entitled to receive the previously declared quarterly cash dividend payable on October 1, 2019, even if such shareholders tender some or all of their shares in the Offer, regardless of when such shares are tendered or whether such shares are accepted for purchase by the Company. In addition, the press release announced the mailing of amended and supplemented materials relating to the Offer to the Company’s shareholders and informed the holders of previously tendered shares who do not wish to withdraw the tender of those shares or tender additional shares that they do not need to take any further action. A copy of the press release is filed as Exhibit (a)(1)(J) and is incorporated by reference herein.
Item 12.   Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits to the exhibit index:
(a)(1)(G)**
Supplement to the Offer to Purchase dated August 27, 2019.

(a)(1)(H)**
Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 27, 2019.

(a)(1)(I)**
Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 27, 2019.

(a)(1)(J)**
Press Release dated August 27, 2019.

*
Previously filed.

**
Filed herewith.

i

Item 13.   Information Required by Schedule 13E-3.
Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 27, 2019
UNIVERSAL LOGISTICS HOLDINGS, INC.
By:	/s/ Jeffrey A. Rogers
	Name:	Jeffrey A. Rogers
	Title:	Chief Executive Officer

EXHIBIT INDEX
(a)(1)(A)*
Offer to Purchase dated August 5, 2019.

(a)(1)(B)*
Letter of Transmittal.

(a)(1)(C)*
Notice of Guaranteed Delivery.

(a)(1)(D)*
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 5, 2019.

(a)(1)(E)*
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 5, 2019.

(a)(1)(F)*
Press Release dated August 5, 2019.

(a)(1)(G)**
Supplement to the Offer to Purchase dated August 27, 2019.

(a)(1)(H)**
Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 27, 2019.

(a)(1)(I)**
Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 27, 2019.

(a)(1)(J)**
Press Release dated August 27, 2019.

(a)(2)
Not Applicable.

(a)(3)
Not Applicable.

(a)(4)
Not Applicable.

(a)(5)
Quarterly Report on Form 10-Q of Universal Logistics Holdings, Inc. for the period ended June 29, 2019 (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q filed on August 8, 2019).

(b)(1)
Credit and Security Agreement dated as of November 27, 2018 among Universal Management Services, Inc., Cavalry Logistics, LLC, Fore Transportation, Inc., Logistics Insight Corp., Mason Dixon Intermodal, Inc., Southern Counties Express, Inc., Specialized Rail Service, Inc., Universal Logistics Solutions International, Inc., Universal Specialized, Inc., Universal Truckload, Inc., Westport Axle Corp., and Westport Machining, LLC, as borrowers, certain subsidiaries to Universal Logistics Holdings, Inc., as guarantors, and KeyBank National Association as administrative agent and lender (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 29, 2018).

(d)(1)
2014 Amended and Restated Stock Incentive Plan (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A, filed on April 29, 2014).

(d)(2)
Form of Restricted Stock Bonus Award Agreement under the 2014 Amended and Restated Stock Incentive Plan (incorporated by reference to Exhibit B of Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A, filed on April 29, 2014).

(d)(3)
Employment Agreement, dated June 2, 2014, by and between Universal Management Services, Inc. and Jeff Rogers (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 16, 2015).

(d)(4)
Amended and Restated Registration Rights Agreement among the Registrant, Matthew T. Moroun, the Manuel J. Moroun Revocable Trust and the M.J. Moroun 2012 Annuity Trust (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed July 26, 2012).

(g)
Not Applicable.

(h)
Not Applicable.

*
Previously filed.

**
Filed herewith.